March 7, 2008
H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp. Registration Statement on Form S-3 (File No. 333-147480) Form 10-K filed March 28, 2007 (File No. 000-26272)
Dear Mr. Owings:
     We are counsel to Natural Health Trends Corp., a Delaware corporation (the “Company”). On behalf of the Company, please find set forth below the Staff’s single comment contained in your letter of February 26, 2008, together with the Company’s response.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006
Restricted Cash page 49
1.	We note your response to comment 4 in our letter dated January 24, 2008. Since the contracts with the financial organization and the mutual aid cooperative fit the characteristics described in paragraph 3.c. of FIN 45 we would expect future filings to compliantly disclose your obligations under these guarantees even if the likelihood of payment is remote. See paragraph 13 of Fin 45. Please advise or provide us with a response that includes your revised disclosure describing each separate agreement, its associated obligations and other pertinent information, as applicable.

Company’s Response:

The Company intends to provide disclosures compliant with paragraph 13 of FIN 45 in future filings. A sample of such disclosure to be included in the Company’s Form 10-K for the year ended December 31, 2007 is as follows:

H. Christopher Owings
Securities and Exchange Commission
March 7, 2008
As required by the Door-to-Door Sales Act in South Korea, the Company has obtained insurance for consumer indemnity claims with a mutual aid cooperative by entering into two mutual aid contracts with Mutual Aid Cooperative & Consumer (the “Cooperative”). The initial contract entered into on January 1, 2005 required the Company to invest 600 million KRW in the Cooperative, and the subsequent contract entered into on January 9, 2007, required the Company to deposit 600 million KRW with a financial organization as security on behalf of the Cooperative. The contracts secure payment to distributors in the event that the Company is unable to provide refunds to distributors. Typically, requests for refunds are paid directly by the Company according to the Company’s normal Korean refund policy, which requires that refund requests be submitted within three months. Accordingly, the Company estimates and accrues a reserve for product returns based on this policy and its historical experience. The accrual totaled 62.2 million KRW as of December 31, 2007. The term of these contracts is considered indefinite since at least one of the contracts must remain in place as long as the Company operates within South Korea. Depending on the sales volume, the Company may be required to increase or decrease the amount of the security deposit. The maximum potential amount of future payments the Company could be required to make to address actual distributor claims under these contracts is equivalent to three months of rolling sales, or approximately 1.5 billion KRW at December 31, 2007. At December 31, 2007, non-current assets include an aggregate of 1.2 billion KRW ($1.3 million USD) underlying the two contracts, which can be utilized by the Cooperative to fund any outstanding distributor claims. The Company believes that the likelihood of utilizing these funds to provide for distributors claims is remote.
     We trust that the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact us with any questions that you may have.

Best regards,
/s/ John B. McKnight
John B. McKnight

JBM:ss
Enclosures
cc: Gary C. Wallace

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